QWICK MEDIA INC.
8652 Commerce Court
Burnaby, BC V5A 4N6

September 19, 2014

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Attention:	Patrick Gilmore,
Accounting Branch Chief

Dear Sirs:

Re:	Qwick Media Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 000-32981

Thank you for your letter of September 9, 2014, with respect to the Annual Report on Form 20-F filed on April 30, 2014. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of September 9, 2014.

Item 15. Controls and Procedures Controls and Procedures

A. Disclosure Controls and Procedures, page 42

1.

We note that as of December 31, 2013, the officers concluded that your disclosure controls and procedures were not effective due to the presence of a material weakness in internal control over financial reporting. However, the Management’s Report on Internal Control Over Financial Reporting indicates that your management concluded your internal control over financial reporting was effective as of December 31, 2013. Please amend your filing to clarify this inconsistency in your disclosure.

We have filed Amendment No. 1 to the Annual Report on Form 20-F to address your comment. The reference to our disclosure controls and procedures being ineffective as at December 31, 2013 was a typographical error. It was an inadvertent carryover from our annual report for the year ended December 31, 2012. We have also included the following disclosure in the amended Form 20- F:

C. Changes in Internal Control Over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2011, we disclosed that our principal executive officer and principal financial officer had determined that our disclosure controls and procedures and internal control over financial reporting were not effective as at December 31, 2011, due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Although we took steps to enhance and improve the design of our internal control over financial reporting, these steps were not complete as of December 31, 2011. We advised that, to remediate such weaknesses, we planned to implement the following changes during our fiscal year ending December 31, 2012: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. However, in our annual report on Form 20-F for the year ended December 31, 2012, we advised that our principal executive officer and principal financial officer determined that our disclosure controls and procedures and internal control over financial reporting continued to be ineffective as at December 31, 2012 and we would continue to focus on them during 2013.

During the year ended December 31, 2013, we made a number of changes to our internal control over financial reporting and disclosure controls and procedures, including: (i) hiring a new, more experienced, controller who helped improve our financial reporting processes; (ii) retaining an external accounting firm to assist with the preparation of our quarterly financial statements; (iii) forming an operations review committee, which conducted a thorough review of our business, procedures and personnel under the oversight of an independent director; and (iv) appointing a chartered accountant to our board of directors.

As a result of these changes, our principal executive officer and our principal accounting officer determined that our disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2013.

Exhibit 12.1 and 12.2

2.

We note that paragraph 4(d) of the certifications refers to “the shell company report”, which appears to be an incorrect reference. Please revise future filings to omit this reference in future filings and to otherwise conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We will ensure that future filings omit the reference to “the shell company report” and will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and look forward to any further comments you may have regarding our response.

Yours truly,

QWICK MEDIA INC.

/s/ Kevin Kortje

Kevin Kortje
Chief Financial Officer